

September 18, 2020

William Wei Huang
Chief Executive Officer
GDS Holdings Limited
F4/F5, Building C, Sunland International
No. 999 Zhouhai Road
Pudong, Shanghai 200137
People's Republic of China

> **Re: GDS Holdings Limited**
> **Form 20-F for the Fiscal Year Ended December 31, 2019**
> **Filed April 17, 2020**
> **File No. 001-37925**

Dear Mr. Wei Huang:

We have reviewed your August 28, 2020 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 31, 2020 letter.

Form 20-F for the Fiscal Year Ended December 31, 2019

Item 3. Key Information
A. Selected Financial Data
Non-GAAP Measures, page 4

1. We note your response to prior comment 1. As it appears you are attempting to show a non-GAAP gross profit measure, please revise to reconcile your adjusted NOI to GAAP gross profit and label accordingly. Also, expand your disclosures to further explain the usefulness of this measure to investors. Provide a draft of your revised disclosures in your response.

William Wei Huang
GDS Holdings Limited
September 18, 2020
Page 2

You may contact Megan Akst, Senior Staff Accountant, at 202-551-3407 or Melissa Kindelan, Senior Staff Accountant, at 202-551-3564 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology